[Janus Capital Management Letterhead]

November 30, 2018

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0505

RE:	JANUS INVESTMENT FUND (the “Registrant”)

    1933 Act File No. 002-34393

    1940 Act File No. 811-01879

Dear Sir or Madam:

I am writing on behalf of the Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to respectfully request withdrawal of Post-Effective Amendment No. 240 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR submission type 485APOS on January 26, 2017 (Accession No. 0001193125-17-018425). The automatic effectiveness of the Amendment has been delayed pursuant to subsequent 485BXT filings (the “Delaying Amendments”) with the Commission via EDGAR, as listed below:

Post-Effective Amendment (“PEA”) No.	Filing Date	Accession Number
PEA 245	March 24, 2017	0001193125-17-095712
PEA 246	April 7, 2017	0001193125-17-116413
PEA 248	May 4, 2017	0001193125-17-158914
PEA 250	June 1, 2017	0001193125-17-191315
PEA 252	June 8, 2017	0001193125-17-198617
PEA 253	June 15, 2017	0001193125-17-204808
PEA 255	July 6, 2017	0001193125-17-223129
PEA 256	July 20, 2017	0001193125-17-232069
PEA 258	August 17, 2017	0001193125-17-261012
PEA 259	September 14, 2017	0001193125-17-285214
PEA 260	October 12, 2017	0001193125-17-308931
PEA 262	November 8, 2017	0001193125-17-336974
PEA 266	December 7, 2017	0001193125-17-363763
PEA 268	January 4, 2018	0001193125-18-002946
PEA 270	February 1, 2018	0001193125-18-029451
PEA 272	March 1, 2018	0001193125-18-067493
PEA 273	March 29, 2018	0001193125-18-102065
PEA 274	April 26, 2018	0001193125-18-135036
PEA 275	May 24, 2018	0001193125-18-173426
PEA 276	June 21, 2018	0001193125-18-199443
PEA 277	July 19, 2018	0001193125-18-221389
PEA 279	August 16, 2018	0001193125-18-250732
PEA 281	September 13, 2018	0001193125-18-272846
PEA 282	October 11, 2018	0001193125-18-297673
PEA 285	November 8, 2018	0001193125-18-322358

The Amendment was filed in anticipation of launching new Class Z Shares and Class P Shares for certain series of the Registrant and the Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the Amendment. However, the Registrant does not intend to launch the new classes at the present time, and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully submits this application for withdrawal of the Amendment (Accession No. 0001193125-17-018425) filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this request, please call me at (303) 394-7310.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.

    Dominic Minore, Esq.

    Thea Kelley